Seyfarth Shaw LLP

131 South Dearborn Street

Suite 2400

Chicago, IL 60603-5577

312-460-5000

April 20, 2007

VIA Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	2020 ChinaCap Acquirco, Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of 2020 ChinaCap Acquirco, Inc. (the “Company”), I have enclosed three copies of a Registration Statement on Form S-1 relating to the registration of the Company’s units and underlying warrants and common stock for sale in an initial public offering, together with the exhibits thereto, all of which were filed via EDGAR on April 20, 2007. I have also enclosed ten (10) additional copies of the Registration Statement without exhibits.

Should you have any questions, please do not hesitate to call the undersigned at 312-460-5962 (fax 312-460-7962), or Mark Katzoff at 617-946-4887 (fax 617-946-4801). Thank you.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michael E. Blount

Enclosures